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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Legacy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Gray Fox Run
(No. and Street)

Pinehurst	NC	28374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline M Westbrook (910) 692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EG

OATH OR AFFIRMATION

I, Jacqueline M Westbrook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign Legacy Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Kristy B Cleaveland

Notary Public

Exp: April 24, 2021

KRISTY B. CLEAVELAND Notary Public Moore County NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2019

SOVEREIGN LEGACY SECURITIES, INC.

Table of Contents

SEC Form **X-17A-5** Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Changes in Shareholders' Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Statement of Net Capital

Determination of Reserve Requirements under Rule 15c3-3

Information Relating to Possession or Control under Rule 15c3-3

Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Report of Independent Registered Public Accounting Firm

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholder of Sovereign Legacy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc. (the "Company") as of December 31, 2019, the related statement of income, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Sovereign Legacy Securities, Inc. management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplementary Information are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, California
February 21, 2020

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2019

		2019
ASSETS		
Current Assets:		
Cash & cash equivalents	$	35,727
Commission receivable		16,967
Other receivable		
Prepaid asset		2,843
Total Current Assets		55,537
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	$	**55,537**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Payroll taxes	$	252
Commissions & Accts payable		14,464
Total Current Liabilities		**14,716**
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		115,951
Retained Earnings (Deficit)		(75,330)
Total Stockholders' Equity		40,821
Total Liabilities and Stockholders' Equity	$	**55,537**

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

COMMISSION REVENUE	$	67,318
REVENUE FROM VARIABLE CONTRACTS & INT		176
TOTAL REVENUE		**67,494**
EXPENSES		
Officers' salary		45,907
Professional Services		8,960
Commission		174
Payroll taxes		3,848
Insurance		1,136
Taxes and licenses		408
Miscellaneous expense		338
Regulatory expense		4,522
Total Expenses		65,292
OPERATING INCOME (LOSS)		**2,202**
Interest		
TOTAL OTHER INCOME (EXPENSE)		**2,202**
NET INCOME(LOSS) BEFORE INCOME TAXES		
Provision for income taxes		0
NET INCOME (LOSS) AFTER INCOME TAXES		**2,202**

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2019

CHANGES IN STOCKHOLDERS' EQUITY

Beginning Stockholders' Equity	38,919
Capital Contributions	0
Net Income	2,202
Ending Stockholders' Equity	$ 40,821

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 2,202
Adjustments to reconcile net Income	
to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in receivable & prepaid	(688)
(Increase) Decrease in receivable	
Increase (Decrease current liabilities	(3,812)
Net cash provided (used) by operating activities	(2,298)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	
Net cash from financing activities	**0**
NET INCREASE (DECREASE) IN CASH	(2,298)
Cash and cash equivalents at beginning of year	38,025
Cash and cash equivalents at end of year	$ 35,727

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	-0-
Income taxes	-0-

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 - SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations

Sovereign Legacy Securities, Inc. (the "company") is a corporation organized under the laws of the state of New York on March 31, 1954. The company is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company is registered in a number of states where it maintains customer accounts.

The company generates its revenues by placing securities transactions for individual investors. The company is a non-carrying, non-clearing broker-dealer whose primary business is in the sale of mutual funds and variable annuities.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and recording keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statements. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes. There has not been recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after December 31, 2015. There is a net operating loss carryforward of $3,975 reported from the year ending 2018, leading to a cumulative operating loss carry forward of $6,177 in 2019. Therefore, there is no current tax expense for 2019.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

Concentrations of Credit Risk Arising from Cash Deposits

The company maintains amounts in bank deposits accounts that have not exceeded federally insured limits.

NOTE 2 - BROKER DEALER UNDER SEC RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of Rule 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. No customer funds were received in the current year.

NOTE 3 - NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2019, the company had net capital of $37,742. This amount exceeded the required net capital by $12,742. The company's ratio which is less than the 15:1 maximum ratio requirement of aggregate indebtedness to net capital was 38.99% for the year ended December 31, 2019.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each pf the company's financial instruments have been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.

Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.

Level 3: Fair value based on significant value driver inputs that are not observable.

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2019 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 35,727			$ 35,727
Level 1-Marketable Equity Securities				
Total- Level 1	**$ 35,727**	$	$	**$ 35,727**

The company had no transfers into or out of Level 1 fair value instruments during 2019, nor did it hold any Level 2 or Level 3 financial instruments during 2019.

NOTE 5 - LEASING ARRANGEMENTS

The company no longer has a lease commitment for office facilities. The registered individuals at the firm work from their home office, with no fees charged.

NOTE 6 - UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through the date of issuance of the audit.

In the normal course of business activities, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the company's statement of financial condition. The company is not under any current examination as of audit issuance date and there are no actions to disclose.

NOTE 7 - RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of

interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

LEASES

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). ASC 842 requires that an entity recognize on its balance sheet assets and liabilities arising from a lease. ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company. The Company does not have an operating lease. The owner works from the residence.

NOTE 8 - SUBSEQUENT EVENTS

These financial statements considered subsequent events through the date February 21, 2020 the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2019

TOTAL STOCKHOLDERS' EQUITY	$	40,821
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(2,899)
TENTATIVE NET CAPITAL		37,922
Haircut on securities		180
NET CAPITAL	$	37,742
AGGREGATEINDEBTNESS		
Accrued expenses and other current liabilities		14,716
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		38.99%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		12,742
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2019		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		37,742
Audit adjustment for accrued and other expenses		
NET CAPITAL PER ABOVE	$	37,742

The accompanying notes are an integral part of these financial statements.

SOVEREIGN LEGACY SECURITIES, INC.
EXEMPTION REPORT
For the Year Ended December 31, 2019

Sovereign Legacy Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240 15c3-3 (k)(2)(l)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2019 through December 31, 2019 without exception.

I, Jacqueline M. Westbrook swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sovereign Legacy Securities

Jacqueline M. Westbrook

Date: 2-21-20

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Jacqueline Westbrook, President
Sovereign Legacy Securities, Inc.

We have reviewed management's statements, included in the accompanying Sovereign Legacy Securities, Inc. Exemption Report in which (1) Sovereign Legacy Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sovereign Legacy Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Sovereign Legacy Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Sovereign Legacy Securities, Inc. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, California
February 21, 2020